Bibb Corporation Board Authorizes Joint Venture Agreement to Fund Projects; Corporate Name Change

Coral Springs, Florida and Henderson, Nevada: BIBB Corporation (BIBB.OB) announced today, the company has agreed to terms regarding entry into a joint venture agreement whereby, Bibb Corp and Phoenix Productions and Entertainment Group will jointly focus on the creation, selection, and production of television plus feature film projects. The definitive agreement is expected to be signed no later than Friday, September 4, 2010.  Details of the funding arrangements will be available on or before Thursday, September 9, 2010 in SEC filings. Tentatively, the parties agreed to fund and produce projects with budgets ranging from $1.5M to $45 Million.  PPEG and Bibb founder and current president, Judson Bibb, are also discussing acquisition of a controlling interest in Bibb Corp. Upon closing of the transaction, they will file the terms of the agreement.

The joint venture will produce several projects including the immediate acquisition and launch a new reality television show and the company’s first major motion picture.  Both projects are currently in pre-production.  Additional details on these projects are expected after the Labor Day holiday. Upon completion, Bibb will no longer be a “shell” corporation with limited assets and staff. Instead, it will aim to capitalize on the funding arrangements and ride the wave of the rising entertainment industry trends which continue to demonstrate growth at a rate of near 20% annually, despite the down economy.

In addition, the Board of Directors of Corporation have approved an amendment of the company’s articles of incorporation to reflect a new corporate name, Z3 Enterprises, Inc. Z3 Enterprises Inc will launch a new company website (www.z3einc.com).

About BIBB Corporation (Z3 Enterprises, Inc):

The company is in the business of multi-media publishing and marketing. As a development stage company, most of its operations to date have been limited to general administration. The company’s projects have included the creation and production of health and wellness books and videos.  Future projects now include the production of educational and entertaining television shows, feature films, and special events marketing.

About Phoenix Productions and Entertainment Group, LLC:

PPEG, a privately-held limited liability corporation, focuses on identifying and financing the production of television and feature film projects for the entire family.  The company owns the rights to all or parts of numerous projects including reality television shows, equity positions in feature film scripts, special events, and wellness education programs for youths and adults.  A portion of the profits from the company’s projects are contributed to various charities including those fighting cancer, childhood obesity, and heart disease.

For more information: Robert Schechter
                                       Equity Communications
                                       eqcomm@gmail.com    212-499-6809